UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2010
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: October 27, 2010

For immediate release
October 27, 2010

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Revision of Forecasts for Performance
     Makita Corporation announces the following revisions in its forecasts for consolidated performance (released on July 30, 2010) and non-consolidated performance (released on April 28, 2010) as follows.
1. (1) Revised Forecast for Consolidated Performance for the six months ended September 30, 2010

Yen (millions)					Yen

For the six months ended September 30, 2010

	Net sales	Operating income	Income before income taxes	Net income attributable to Makita Corporation	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders

Initial forecast (A)	128,000	17,000	16,000	10,600	76.95
Revised forecast (B)	133,800	21,800	21,700	15,100	109.61
Change (B-A)	5,800	4,800	5,700	4,500	–
Percentage revision	4.5%	28.2%	35.6%	42.5%	–

Actual results for the six months ended September 30, 2009	118,681	14,866	17,271	10,622	77.10

1. (2) Revised Forecast for Consolidated Performance for the fiscal year ending March 31, 2011

Yen (millions)					Yen

For the fiscal year ending March 31, 2011

	Net sales	Operating income	Income before income taxes	Net income attributable to Makita Corporation	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders

Initial forecast (A)	250,000	30,000	29,500	19,800	143.73
Revised forecast (B)	255,000	36,000	35,500	25,000	181.48
Change (B-A)	5,000	6,000	6,000	5,200	–
Percentage revision	2.0%	20.0%	20.3%	26.3%	–

Actual results for the previous fiscal year ended March 31, 2010	245,823	30,390	33,518	22,258	161.57

English Translation of press release originally issued in Japanese	1

2. (1) Revised Forecast for Non-Consolidated Performance for the six months ended September 30, 2010

Yen (millions)					Yen

For the six months ended September 30, 2010

	Net sales	Operating income	Ordinary Profit	Net income	Net income per share

Previous forecast (A)	44,300	1,100	4,600	3,800	27.58
Revised forecast (B)	49,200	3,000	6,800	6,400	46.46
Change (B-A)	4,900	1,900	2,200	2,600	–
Percentage revision	11.1%	172.7%	47.8%	68.4%	–

Actual results for the six months ended September 30, 2009	37,769	(2,147)	5,186	3,972	28.83

2. (2) Revised Forecast for Non-Consolidated Performance for the fiscal year ending March 31, 2011

Yen (millions)					Yen

For the fiscal year ending March 31, 2011

	Net sales	Operating income	Ordinary Profit	Net income	Net income per share

Previous forecast (A)	88,500	2,100	5,900	4,600	33.39
Revised forecast (B)	100,000	4,600	8,700	7,300	52.99
Change (B-A)	11,500	2,500	2,800	2,700	–
Percentage revision	13.0%	119.0%	47.5%	58.7%	–

Actual results for the previous fiscal year ended March 31, 2010	82,657	(423)	7,419	3,255	23.63

3. Reasons for Revision of Forecast
(1) Consolidated financial forecast
     As for forecasts for consolidated results, both net sales and profits are expected to become higher than the previous forecasts since the demand for power tools has been strong in the overseas market, although the yen value appreciation against major currencies will continue to have some negative impact.

(2) Non-consolidated financial forecast
     As for forecasts for non-consolidated results, both net sales and profits are expected to become higher than the original forecasts since orders from overseas customers have been recovering and, thus, exports have been strong.
     The above forecast is based on the assumption of exchange rates of 80 yen to the U.S. dollar and 110 yen to the euro for the six months ending March 31,2011.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates.
The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.
Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese	2